Filed by: Prudential plc
                           Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company: American General Corporation
                                      Exchange Act Commission File No: 001-07981

Proxy statement/prospectus

Prudential plc and American General Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the document free of charge at the SEC's website (www.sec.gov). In addition, the proxy statement/prospectus and other relevant documents concerning the proposed transaction and filed with the SEC may be obtained free of charge by contacting Prudential plc, Laurence Pountney Hill, London EC4R 0HH, England, Attention:
Investor Relations (tel: (44 20) 7548 3537), and American General Corporation, 2929 Allen Parkway, Houston, Texas, 77019, Attention: Investor Relations (tel:
(713) 522-1111).

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        THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY PRUDENTIAL PLC
                               ON APRIL 10, 2001.

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                                PRUDENTIAL Logo




Tuesday 10 April 2001

                      PRUDENTIAL FILES LAWSUIT AGAINST AIG



LONDON, UK - Prudential plc announced today that it has begun an action against American International Group, Inc. (AIG) for tortious interference with the pending merger between Prudential and American General Corporation. The suit, which has been brought in Texas State District Court in Harris County, alleges that AIG has tortiously interfered with the prospective merger and the existing merger contract between Prudential and American General. While AIG may have had the right to make an offer, it does not have the right to interfere with the merger using illegal or improper means. The Petition alleges that it has done both.

Prudential alleges that AIG has engaged in illegal "gun jumping" in publicly offering its shares in violation of Section 5 of the Securities Act of 1933 which prohibits offers of securities without the prior filing of a registration statement or full compliance with certain conditions. By not filing its press release and a transcript of its analysts' call as prospectuses, AIG may also escape liability for any false or misleading statements under the statutory provisions applicable to prospectuses.

The Petition also alleges that AIG has made false and misleading statements in characterising its own proposal by not adequately explaining the conditionality of that proposal or its value. Further, AIG's description of the conversations that its chief executive had with American General's chief executive, if true, would be in knowing violation of the merger contract and thus constitute tortious interference with contract and, if false, would be further misleading statements constituting tortious interference with prospective business relations, according to the Petition.

The Petition seeks a temporary restraining order and a temporary and permanent injunction against AIG continuing to violate Section 5 of the Securities Act and from continuing to interfere with the merger contract. It also seeks actual and exemplary damages against AIG.

Prudential plc noted that when applicable rules governing takeover bids in the United Kingdom are violated, the injured party has a remedy through the Takeover Panel. There is no equivalent agency in the United States under these circumstances and the only means to protect its rights is through the judicial system.


                                     -ENDS-

                                  News release

                               Corporate Relations
                                 Prudential plc
   Laurence Pountney Hill London EC4R 0HH Tel 0207-220 7588 Fax 0207-548 3725
               Incorporated and registered in England and Wales.
             Registered office as above. Registered number 1397169.

           Prudential plc is a holding company, subsidiaries of which are regulated in the conduct of investment business
               by the Personal Investment Authority and/or IMRO.

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Media Enquiries                             Analyst Enquiries


Geraldine Davies - 020 7548 3911            Rebecca Burrows - 020 7548 3537

Steve Colton - 020 7548 3721

Tina Christou - 020 7548 3719





Prudential plc and American General Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the document free of charge at the SEC's website (www.sec.gov). In addition, the proxy statement/prospectus and other relevant documents concerning the proposed transaction and filed with the SEC may be obtained free of charge by contacting Prudential plc, Laurence Pountney Hill, London EC4R 0HH, England, Attention:
Investor Relations (tel: (44 20) 7548 3537), and American General Corporation, 2929 Allen Parkway, Houston, Texas, 77019, Attention: Investor Relations (tel:
(713) 522-1111).